Exhibit 99.1

VisionChina Media Inc. Announces First Quarter 2013 Results

BEIJING, June 13, 2013 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the quarter ended March 31, 2013.

Key Quarterly Financial and Operating Data for the First Quarter of 2013

Total revenues in the first quarter of 2013 were $17.1 million.

Gross loss in the first quarter of 2013 was $5.1 million.

Operating loss in the first quarter of 2013 was $14.4 million.

Net loss attributable to VisionChina Media shareholders in the first quarter of 2013 was $14.6 million.

In the first quarter of 2013, the Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses and provision for contingent loss in connection with litigation, was $12.8 million.

Basic and diluted net loss per American Depositary Share (“ADS[1]”) attributable to VisionChina Media shareholders in the first quarter of 2013 was $2.87 and $2.87, respectively (one ADS represents twenty ordinary shares).

The Company had cash and cash equivalents of $46.7 million as of March 31, 2013. Net cash used in operating activities was $5.6 million in the first quarter of 2013.

Total broadcasting hours in the Company’s network in the first quarter of 2013 were 39,060 hours.

As of March 31, 2013, the Company’s network covered 19 cities secured either by exclusive agency agreements or joint venture contracts, and included 107,838 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour on the Company’s network in the first quarter of 2013 was $394.

The Company sold an average of 5.24 advertising minutes per broadcasting hour on its network in the first quarter of 2013.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “The first quarter of 2013 was the start of a transition year, and a series of strategic adjustments surrounding promotional marketing events, technological innovation and programming production have shown encouraging initial results. While the first quarter of each year is typically marked by seasonal weakness, we are confident that our integrated mobile TV network, now enhanced with a wider range of product offerings, will provide advertisers with a comprehensive all-in-one media solution and improve our operations throughout the remainder of 2013. ”

Stanley Wang, VisionChina Media’s chief financial officer, added, “Sequential decreases in various cost and expense items indicate that our cost control measures have effectively built up a very healthy cost structure on which we can implement our operating strategies for the rest of 2013. With an expected rebound in our top line in the second quarter and further revenue improvement in second half of the year, we believe we are on the right track to make significant improvements in our performance as compared to that of 2012.”

[1]	ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares to ordinary shares from 1:1 to 1:20, effective as of December 12, 2012.

First Quarter 2013 Results

VisionChina Media’s total revenues were $17.1 million in the first quarter of 2013, representing a decrease of 39.7% from $28.3 million in the first quarter of 2012. The year-over-year decrease in revenue was mainly attributable to (1) advertisers’ cautious overall sentiment since the second half of 2012; (2) advertising revenue in the first quarter of 2012 was tax inclusive of 5% business tax but advertising revenue in the first quarter 2013 did not include the 6% value added tax (“VAT”) resulting from VAT pilot reform rolled out in major PRC cities from September 2012;. Total revenues in the first quarter of 2013 decreased by 34.7% from $26.1 million in the fourth quarter of 2012 due to seasonality. Advertising service revenue, which accounted for 99.7% of total revenues in the first quarter of 2013, was $17.0 million, representing a decrease of 39.8% compared to the first quarter of 2012 and a decrease of 33.1% compared to the fourth quarter of 2012.

Total broadcasting hours in the first quarter of 2013 were 39,060 hours, compared to 41,012 hours in the first quarter of 2012 and 39,930 hours in the fourth quarter of 2012.

Average advertising revenue per broadcasting hour was $394 in the first quarter of 2013, compared to $679 in the first quarter of 2012 and $581 in the fourth quarter of 2012.

In the first quarter of 2013, the Company sold a total of 204,829 advertising minutes in its network, compared to 258,827 advertising minutes in the first quarter of 2012 and 235,794 advertising minutes in the fourth quarter of 2012.

The Company sold an average of 5.24 advertising minutes per broadcasting hour in the first quarter of 2013, compared to 6.31 advertising minutes per broadcasting hour in the first quarter of 2012 and 5.91 advertising minutes per broadcasting hour in the fourth quarter of 2012.

During the first quarter of 2013, 517 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 490 advertisers in the first quarter of 2012 and 533 advertisers in the fourth quarter of 2012.

Media cost, the most significant component of advertising service cost, was $17.8 million in the first quarter of 2013, a decrease of 33.3% from $26.7 million of the first quarter of 2012 and a decrease of 11.1% from $20.0 million of the fourth quarter of 2012.

Gross loss in the first quarter of 2013 was $5.1 million, compared to gross loss of $4.0 million in the first quarter of 2012 and gross loss of $40,898 in the fourth quarter of 2012.

Advertising service gross margin was negative 30.2% in the first quarter of 2013, compared to negative 14.2% in the first quarter of 2012 and negative 1.8% in the fourth quarter of 2012.

Selling and marketing expenses were $7.2 million in the first quarter of 2013, representing a decrease of 45.7% from $13.3 million in the first quarter of 2012 and a decrease of 19.5% from $9.0 million in the fourth quarter of 2012. Selling and marketing expenses accounted for 42.4% of the Company’s advertising service revenue in the first quarter of 2013, compared to 47.0% in the first quarter of 2012 and 35.2% in the fourth quarter of 2012.

General and administrative expenses were $2.3 million in the first quarter of 2013, representing a decrease of 41.9% from $3.9 million in the first quarter of 2012 and a decrease of 58.5% from $5.5 million in the fourth quarter of 2012.

The Company recorded a contingent loss of $1.5 million in connection to the pending litigation with the selling shareholders and former management of Digital Media Group Company Limited (“Digital Media Group”) in the first quarter of 2013, compared to a contingent loss of $1.4 million and $2.0 million in the first quarter of 2012 and the fourth quarter of 2012.

Operating loss was $14.4 million in the first quarter of 2013, compared to operating loss of $22.5 million in the first quarter of 2012 and operating loss of $16.4 million in the fourth quarter of 2012.

The Company recorded net interest expense of $0.19 million in the first quarter of 2013, compared to net interest expense of $0.2 million in the first quarter of 2012 and net interest expense of $0.5 million in the fourth quarter of 2012.

The Company recorded income tax expense of $0.03 million in the first quarter of 2013, compared to income tax benefits of $1.4 million in the first quarter of 2012 and income tax expenses of $1.1 million in the fourth quarter of 2012.

Net loss attributable to VisionChina Media shareholders (GAAP) was $14.6 million in the first quarter of 2013, compared to net loss attributable to VisionChina Media shareholders of $21.1million in the first quarter of 2012 and net loss attributable to VisionChina Media shareholders of $17.5 million in the fourth quarter of 2012.

Basic and diluted net loss per ADS (GAAP) was $2.87 and $2.87, respectively, in the first quarter of 2013.

The Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses and provision for contingent loss in connection with litigation, was $12.7 million in the first quarter of 2013, compared to non-GAAP net loss of $18.0 million in the first quarter of 2012 and non-GAAP net loss of $15.3 million in the fourth quarter of 2012.

As of March 31, 2013, the Company had 107,838 digital television displays in its network, compared to 135,762 as of March 31, 2012, and 108,567 as of December 31, 2012.

As of March 31, 2013, the Company had 715 employees, compared to 845 employees as of March 31, 2012, and 715 employees as of December 31, 2012.

As of March 31, 2013, the Company had cash and cash equivalents of $46.7 million, compared to $29.0 million as of December 31, 2012. Net cash used in operating activities was $5.6 million in the first quarter of 2013, compared to net cash provided by operating activities of $5.2 million in the fourth quarter of 2012.

The Company experienced a net loss of $14.6 million in the three months ended March 31, 2013. As of March 31, 2013, the company had net current liabilities of $14.1 million and cash and cash equivalents of $46.7 million. The Company has developed and implemented a liquidity plan including obtaining new credit facilities, utilizing available facilities to roll forward short-term borrowings, negotiating with certain suppliers of concession rights for price reductions, and adopting strict control of operating activities and investing activities of the Company. Starting in the fourth quarter of 2012, the Company started to cut down capital expenditures and operating expenditures to improve operating cash flow, and will continue to implement such cost-cutting initiatives in 2013. To improve its liquidity, the Company will continue to obtain additional financing.

Depreciation and amortization was $1.1 million and capital expenditures were $0.8 million in the first quarter of 2013.

Recent Developments

•                  VisionChina Media regains compliance with NASDAQ

The Company received a letter from Nasdaq Stock Market LLC (“NASDAQ”) on June 10, 2013 regarding its regaining compliance with The Nasdaq Stock Market under Listing Rule 5250(c)(1) (“Rule 5250(c)(1)”). The letter notified the Company that, based on the Company’s filing of its annual report on Form 20-F for the year ended December, 2012 on May 30, 2013, NASDAQ determined that the Company complies with Rule 5250(c)(1)

•                  Recent developments in the litigation with former Digital Media Group (“DMG”) shareholders and management (“Selling Shareholders”)

On June 11, 2013, the Appellate Division, First Department of the Supreme Court of the State of New York (the “Appellate Court”) entered a Decision and Order determining the pending appeals and cross-appeals from rulings by Hon. Charles E. Ramos of the Supreme Court, New York County (the “Trial Court”).  The Appellate Court’s ruling (a) affirms the Trial Court’s orders of November 3, 2011 granting the motions of the Selling Shareholders to dismiss VisionChina Media and Vision Best’s claims and counter-claims for fraud, unjust enrichment and declaratory judgment, (b) reverses that part of the Trial Court’s order of June 15, 2012 that denied the Selling Shareholders’ motion for partial summary judgment on the defense asserted by VisionChina Media and Vision Best to the Selling Shareholders’ claims for breach of contract, including the defense based on allegations of intentional destruction of certain electronic data that was to be conveyed as part of the sale of DMG’s assets, and (c) affirms the Trial Court’s denial of the Selling Shareholders’ motion to dismiss the breach of contract and indemnity claim asserted by VisionChina Media and Vision Best, seeking an amount not less than US$2,785,633, based on alleged inaccuracies in the representations and warranties within the Merger Agreement.

With respect to the orders entered by the Trial Court regarding the attachment of VisionChina’s assets, the Appellate Court’s ruling (d) reverses the Trial Court’s order entered on November 4, 2011, granting the motion by the Selling Shareholders for pre-judgment attachment of assets of VisionChina Media and Vision Best, (e) reverses the Trial Court’s order entered on June 15, 2012, granting the motion by the Selling Shareholders to confirm the two ex parte orders of attachment they previously obtained in the aggregate amount of US$60 million, and (f) reverses the Trial Court’s order entered on August 13, 2012, granting the motion of the Selling Shareholders’ to compel VisionChina Media and Vision Best to transfer US$60 million into New York pursuant to the two ex parte orders of attachment.

As a result of the Appellate Court’s Decision and Order, we will promptly seek return of the approximately US$4.5 million currently held by the Sheriff of the City of New York pursuant to the orders of attachment and the order compelling transfer of assets. Among other alternatives, we are determining whether to seek leave to appeal the portions of the Appellate Court’s Order that affirmed the dismissal of VisionChina’s claims and counter-claims and reversed the denial of the Selling Shareholders’ motion for partial summary judgment dismissing VisionChina’s defenses, including those based on the allegations of data destruction.

Business Outlook

The Company estimates its advertising service revenue in the second quarter of 2013 to be between $26.0 million and $27.0 million, excluding 6% VAT. Second quarter 2013 net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses, contingent loss in connection with litigation, with the impairment loss (non-GAAP) is estimated to be between $6.0 million and $7.0 million.

These estimates are based on an exchange rate of RMB 6.2666 per $1.00.

The Company noted that its guidance is based on its current network that, as of the date of this press release, has already been secured by exclusive agency agreements or joint venture contract, and based on management’s current assessment of the possible outcome of pending litigation with the selling shareholders and former management of Digital Media Group. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the pending litigation that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on June 13, 2013 (8:00 a.m. Beijing/Hong Kong Time on June 14, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: +1-866-519-4004
U.S. Toll: +1-718-354-1231
Hong Kong Toll: +852-2475-0994
International Toll: +65-6723-9381
Passcode for all regions: VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until June 21, 2013.

U.S. Toll Free: +1-855-452-5696
U.S. Toll: +1-646-254-3697
International Toll: +61-2-8199-0299
Conference ID: 90955357

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of March 31, 2013, VisionChina Media’s advertising network included 107,838 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi

Investor Relations Department

VisionChina Media Inc.

Tel: +86-134-2090-9426

E-mail: shuning.yi@visionchina.cn

Mr. Colin Wang

Investor Relations Director

VisionChina Media Inc.

Tel: +86 135-1001-0107

Email: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: visn@ogilvy.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	March 31, 2013	December 31, 2012
	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	46,734	29,012
Restricted cash	14,533	14,533
Accounts receivable, net	33,799	36,743
Amounts due from related parties	1,769	2,105
Prepaid expenses and other current assets	24,997	26,808
Total current assets	121,832	109,201
Non-current Assets:
Fixed assets, net	10,369	10,782
Intangible assets	358	367
Investments under equity method	7,508	7,305
Other investments	3,062	3,045
Long-term prepayments and deposits	18,357	17,536
Restricted cash	1,121	1,115
Deferred tax assets	406	444
Total non-current assets	41,181	40,594
TOTAL ASSETS	163,013	149,795

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	32,984	8,998
Accounts payable	8,796	7,744
Amounts due to related parties	1,791	1,829
Consideration payable	64,000	64,000
Income tax payable	—	24
Accrued expenses and other current liabilities	28,344	26,210
Total current liabilities	135,915	108,805
Non-current Liabilities:
Deferred tax liabilities	—	—
Other non-current liabilities	982	977
Total non-current liabilities	982	977
Total liabilities	136,897	109,782

Equity:
Common shares	10	10
Additional paid-in capital	342,849	342,671
Accumulated deficit	(354,692)	(340,138)
Accumulated other comprehensive income	37,877	37,371
Total VisionChina Media Inc. shareholders’ equity	26,044	39,914
Noncontrolling interest	72	99
Total equity	26,116	40,013
TOTAL LIABILITIES AND EQUITY	163,013	149,795

Note 1:  Information extracted from the audited consolidated financial statements included in the Company’s 2012 annual report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2012 and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	17,021	25,457	28,292
Other revenue	45	672	—
Total revenues	17,066	26,129	28,292
Cost of revenues:
Advertising service cost	(22,169)	(25,909)	(32,303)
Other cost	(2)	(261)	—
Total cost of revenues	(22,171)	(26,170)	(32,303)
Gross loss	(5,105)	(41)	(4,011)
Operating expenses:
Selling and marketing expenses	(7,223)	(8,968)	(13,309)
General and administrative expenses	(2,261)	(5,454)	(3,894)
Contingent loss in connection with a litigation	(1,537)	(2,043)	(1,410)
Total operating expenses	(11,021)	(16,465)	(18,613)
Share of (loss) profits from equity method investees	163	(61)	137
Government grant	1,611	—	—
Dividend income from cost method investments	—	162	—
Operating loss	(14,352)	(16,405)	(22,487)
Interest income	122	141	168
Interest expense	(311)	(642)	(399)
Other (expenses) income	(6)	455	173
Net loss before income taxes	(14,547)	(16,451)	(22,545)
Income tax (expenses) benefits	(33)	(1,057)	1,417
Net loss	(14,580)	(17,508)	(21,128)
Net loss attributable to noncontrolling interest	26	29	32
Net loss attributable to VisionChina Media Inc. shareholders	(14,554)	(17,479)	(21,096)

Net loss per share:
Basic	(0.14)	(0.17)	(0.21)
Diluted	(0.14)	(0.17)	(0.21)

Net loss per ADS (1):
Basic	(2.87)	(3.45)	(4.16)
Diluted	(2.87)	(3.45)	(4.16)

Weighted average number of shares used in computation of net loss per share:
Basic	101,367,567	101,373,145	101,362,345
Diluted	101,367,567	101,373,145	101,362,345

Weighted average number of ADS used in computation of net loss per ADS:
Basic	5,068,378	5,068,657	5,068,117
Diluted	5,068,378	5,068,657	5,068,117

Share-based compensation expenses during the related periods included in:
Cost of revenues	(13)	(13)	(13)
Selling and marketing expenses	(93)	(95)	(102)
General and administrative expenses	(72)	(50)	(59)
Total	(178)	(158)	(174)

Reconciliation from GAAP net loss income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(14,554)	(17,479)	(21,096)
Add back share-based compensation expenses	178	158	174
Add back amortization of intangible assets	—	—	1,554
Add back contingent loss in connection with a litigation	1,537	2,043	1,410
Net loss attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(12,839)	(15,278)	(17,958)

Note 1: ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:1 to 1:20 (“Ratio Change”), effective as of December 12, 2012.